UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

1650-1185 W

             NEWS RELEASE

                                                                                                                     Release 02-2004

January 26, 2004

                                                                                                                                           WTC:TSX

For immediate release                                                                                                                                            WTZ: AMEX

WESTERN SILVER DISCOVERS NEW MINERALIZED ZONE AT PEÑASQUITO

Results further enhance property as a district-scale silver-gold-lead-zinc mineral system

VANCOUVER, B.C. - Western Silver Corporation today announced the discovery of a new mineralized zone, El Chamisal, at its wholly-owned Peñasquito silver, gold, zinc and lead property in central Mexico.

This new discovery is located approximately two kilometers northeast of the property’s Chile Colorado zone which has been independently confirmed as one of the largest undeveloped silver deposits in the world.

“Today’s drill results reinforce our belief that Peñasquito is a district-scale mineral system with multiple deposits at different locations on the 147-square mile property,” said Western’s Mexican Exploration Manager, Thomas Turner. “We are encouraged that in addition to silver, we intersected significant grades of gold, lead and zinc at El Chamisal. Our drilling also enabled us to expand and further delineate other known zones of mineralization on the property,” he said.

The El Chamisal discovery emerged from results of twenty-eight core and eleven shallow reverse circulation (RC) holes drilled at Peñasquito during the past three months.

The highlights of the drilling program include:

•

El Chamisal. Mineralization was intersected in RC holes S-48 and S-49. Hole S-48, a vertical hole, contains 30 meters beginning at 88 meters averaging 0.42 g/t gold, 38 g/t silver, 0.62% lead and 0.76% zinc. Both holes contain narrow higher-grade intervals. The significance and extent of this new mineralized zone will be evaluated by further core drilling.

•

Peñasco. Eight core and seven RC holes have begun to delineate the extent of this large mineralized zone. Of particular note are holes WC-98 and WC-100 that extend mineralization to the southern boundary of the Outcrop breccia. The Peñasco zone, as presently understood, occupies an area extending for 600 meters east-west by 500 meters north-south and is at least 370 meters thick. Mineralization remains open to the east-northeast.

•

Chile Colorado. Seventeen core holes totaling 6,795 meters were completed. The objectives of the drilling were to add holes where necessary to complete deposit delineation on 50-meter centers and to identify limits of the mineralized zone. Drilling confirms the continuity of the Chile Colorado deposit, demonstrates that mineralization remains open to the west-northwest and at depth, and defines limits of the zone to the south and southeast. SNC-Lavalin is currently completing a new ore resource calculation which will be incorporated into a pre-feasibility study currently in progress by M3 Engineering & Technology of Tucson Arizona.

A 40,000 meter drilling program will begin during February to evaluate the Peñasco, Azul NE, El Chamisal, El Sotol and La Palma targets. Details of the latest drilling are discussed below. A map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com.

Results in detail.

El Chamisal. The discovery occurred near the end of the drilling program when three RC holes were drilled across a 300 meter-diameter induced polarization (IP) anomaly. Two of the holes, WC-48 and 49, contain significant mineralization in the form of disseminated sulfides and carbonate-sulfide veinlets in milled hydrothermal dikes similar to those in the Chile Colorado deposit. The IP anomaly extends eastward for 1,700 meters from the Outcrop breccia, with the strongest parts of the anomaly occurring at Peñasco, La Palma and El Chamisal. A series of core holes that parallel the RC holes will be completed during the first quarter, with grid drilling to follow if results remain positive.

Peñasco. Eight core holes were completed to define the extent of the mineralized system. WC-90 intersected the up dip projection of hole WC-70 mineralization, with the interval from 56-242 meters averaging 0.32 g/t gold, 37 g/t silver, 0.56% lead and 0.89% zinc. Hole WC-92, a vertical hole drilled in the northern part of the zone, intersected a 372 meter zone starting at 178 meters averaging 0.59 g/t gold, 21 g/t silver, 0.20% lead and 0.44% zinc.

Six holes were drilled in the southern part of the mineralized zone to define limits to the south, west and east. Holes WC-98 and 100 show that mineralization extends to the southern boundary of the Outcrop breccia. Hole WC-98 contains a 121.9 meter interval beginning at 282 meters that contains 0.75 g/t gold, 33 g/t silver, 0.17% lead and 0.78% zinc. Holes WC-97 and 99 demonstrate continuity between previously drilled holes. Northerly directed holes WC-94 and 96 do not contain significant mineralization and cut off the zone to the west. The zone remains open to the east.

Peñasco is a large mineralized system occurring in the upper part of an intrusive-hosted breccia. Mineralization rises close to the surface where porphyry dikes have cut the mineralized breccia, making it particularly attractive for open-pit mine development. Grid drilling on 50-meter centers will begin in February.

Chile Colorado. Seventeen new holes have now completed deposit delineation on 50 meter centers and will provide additional data for a new resource estimate by SNC Lavalin.

Holes WC-73,74,75,77,81 and 91 were south directed angle holes drilled in the northwestern part of the deposit to confirm continuity of mineralization. All holes intersected thick mineralized intercepts, including the most westerly hole, WC-91. Hole WC-91 demonstrates that mineralization remains open to the west-northwest and it is possible that drilling north of WC-91 may intersect the zone at shallower levels. Hole WC-83, drilled from north to south in the same area, also intersected a thick zone of low grade mineralization.

Five holes were drilled in the southwestern part of the deposit. Holes WC-79, 82 and 84 were south directed angle holes positioned to determine the southward extent of mineralization. Each of these holes hit the top of the mineralized zone before passing into unaltered rock, accounting for the narrower widths of mineralization. Hole WC-87 was drilled from south to north into the center of the mineralized zone and intersected a 214 meter interval beginning at 266 meters that averages 0.72 g/t gold, 50 g/t silver, 0.31 % lead and 1.37% zinc.

Six holes (WC- 78,80,85,86,88 and 89) were drilled in the southeastern sector in an area of sparse drill coverage. Each hole intersected narrow intervals of low-grade mineralization. These holes appear to have been drilled on the southeast side of a northeasterly-trending fault zone that juxtaposes higher grade and thicker zones of mineralization on the northwest with narrower, lower grade intervals of mineralization on the southeast.

Hole WC-76, drilled to test for a possible extension of Chile Colorado to the south, did not intersect significant mineralization.

Azul NE/Azul Breccia. Hole WC-95 intersected over 100 meters of Chile Colorado-style mineralization along the northeast margin of the Azul breccia. This zone has now been delineated in drill holes for a distance of at least 300 meters. A high grade interval beginning at 202 meters contains 18 meters averaging 0.43 g/t gold, 252 g/t silver, 1.52% lead, 2.92 % zinc and 0.53% copper that may correlate with a similar zone intersected in hole WC-38 approximately 300 meters to the east-southeast.

Hole WC-93, a vertical hole drilled within the Azul breccia, intersected 86 meters of low-grade mineralization beginning at a depth of 152 meters.

Dr.Thomas Patton is the qualified person responsible for the preparation of this release.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at the low metal prices existing in second quarter 2003. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon. The Company, which is internationally recognized for its technical ability, is listed on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

For more information, please contact Gerald Prosalendis at 604-684-9497.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission

Hole	Interval			Au	Ag	Pb	Zn	Cu
	From – To	(m)	(ft)	(g/t)	(g/t)%		%	%

EL CHAMISAL
S-48	88.00 - 118.00	30.00	98.4	0.42	38	0.62	0.76
Includes	92.00 - 100.00	8.00	26.2	0.96	100	1.73	2.33

S-49	110.00 - 116.00	6.00	19.7	0.73	55	1.18	2.62
Includes	112.00 - 114.00	2.00	6.6	1.69	109	2.33	5.04

PEÑASCO

S-52	68.00 - 98.00	30.00	98.4	0.14	31	0.32	0.40

S-54	94.00 – 98.00	4.00	13.1	0.26	40	0.51	0.88

S-56	96.00 - 100.00	4.00	13.1	0.42	337	0.16	0.21

WC-90	42.00 - 56.00 *	14.00	45.9	0.28	71	0.48	0.90
	56.00 - 242.00	186.00	610.1	0.32	37	0.56	0.89
	444.00 - 520.00	76.00	249.3	0.73	58	0.49	1.70

WC-92	48.00 - 56.00 *	8.00	26.2	0.42	45	0.42	0.37
	86.00 - 98.00	12.00	39.4	0.96	116	0.56	0.25
	178.00 - 550.16	372.16	1220.7	0.59	21	0.20	0.44
Includes	344.00 - 376.00	32	105.0	2.05	65	0.55	0.71
Includes	472.00 - 504.00	32	105.0	2.70	31	0.19	0.63

WC-97	156.00 - 348.00	192.00	629.8	0.42	24	0.47	1.07
Includes	258.00 - 308.00	50.00	164	0.68	39	1.05	2.18

WC-98	86.00 - 110.00	24.00	78.7	0.32	13	0.35	0.38
	184.00 - 226.00	42.00	137.8	0.13	31	0.33	0.47
	282.00 - 403.86	121.86	399.7	0.75	33	0.17	0.78
Includes	318.00 - 380.00	62.00	203.4	1.24	48	0.18	0.17

WC-99	54.00 - 252.00	198.00	649.4	0.51	33	0.54	1.19
	310.00 - 378.00	68.00	223.0	0.74	75	0.23	1.05
	420.00 - 504.00	84.00	275.5	0.46	37	0.10	0.37

WC-100	56.00 - 148.00 *	92.00	301.8	0.17	37	0.29	0.27
	148.00 - 258.00	110.00	360.8	0.48	39	0.20	0.57
Includes	148.00 - 188.00	40.00	131.2	0.80	54	0.37	1.02

AZUL/AZUL NE
WC-93	152.00 - 238.00	86.00	282.1	0.22	27	0.08	0.50

WC-95	86.00 - 138.00 *	52.00	170.6	0.15	18	0.22	0.27
	138.00 - 254.00	116.00	380.5	0.25	82	0.51	1.14
Includes	202.00 - 220.00	18.00	59.0	0.43	252	1.52	2.92	0.53

Hole	Interval			Au	Ag	Pb	Zn
	From-to (m)	(m)	(ft)	(g/t)	(g/t)%		%
CHILE COLORADO
WC-73	39.30 - 78.00 *	38.70	126.9	0.95	43	1.10	0.13
Includes	39.30 - 44.00 *	4.70	15.4	2.23	61	0.77	0.13
	296.00 - 431.29	135.29	443.7	0.31	43	0.39	0.91

WC-74	222.00 - 419.40	197.40	647.5	0.29	26	0.10	0.69

WC-75	192.00 - 410.00	218.00	715.00	0.41	27	0.11	1.21

WC-77	136.00 - 152.00	16.00	52.5	0.23	73	0.82	0.71
	194.00 - 467.87	273.87	898.3	0.48	34	0.20	0.92
Includes	276.00 - 366.00	90.00	295.2	0.98	54	0.25	1.71

WC-79	270.00 - 326.00	56.00	183.7	0.12	25	0.47	0.58

WC-80	218.00 - 294.00	76.00	249.3	0.25	33	0.45	0.70

WC-81	180.00 - 452.93	272.93	895.2	0.32	21	0.09	0.73

WC-82	108.00 - 192.00	84.00	275.5	0.16	37	0.40	0.58

WC-83	102.00 - 280.00	178.00	583.8	0.36	16	0.07	0.25

WC-84	152.00 - 174.00	22.00	72.2	0.07	24	0.20	0.42

WC-85	76.00 - 82.00 *	6.00	19.7	0.47	41	0.39	0.33
	86.00 - 188.00	102.00	334.6	0.10	29	0.43	0.55

WC-86	246.00 - 258.00	12.00	39.4	0.12	35	0.52	0.62

WC-87	266.00 - 480.00	214.00	701.9	0.72	50	0.31	1.37
Includes	334.00 - 368.00	34.00	111.5	2.31	98	0.36	3.81

WC-88	76.00 - 84.00	8.00	26.2	0.58	158	4.02	3.88
	156.00 - 192.00	36.00	118.1	0.08	20	0.25	0.24

WC-89	252.00 - 384.00	132.00	433.0	0.08	39	0.36	0.71

WC-91	342.00 - 442.00	100.00	328.00	0.07	33	0.36	0.38

* oxide mineralization

Note: Holes W-78, S-47, S-50, S-51, S-53, S-55, S-57, WC-94 and WC-96 do not contain significant mineralization

Core and RC samples were prepped and analyzed by Acme Analytical Labs and ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion.